PRIMARY METALS INC.

3628

07023581

May 8, 2007

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 15 2007
WASH, D.C. 190

Attention: Filing Desk

Re: File No. 82-35031

SUPPL

Please find enclosed copies of the following documents:

- News Releases dated:

  May 3, 2007
  May 7, 2007

- Form 45-102F1 Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities

Yours sincerely,

per/ L. Stefan
James Robertson
Director

PROCESSED
MAY 21 2007
THOMSON
FINANCIAL

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

dlw 5/17

82-35031

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer:

   Primary Metals Inc. ("PMI")

Selling security holder

2. Your name:

   Almonty LLC ("Almonty")

3. The offices or positions you hold in the reporting issuer:

   Almonty is controlled by Lewis Black and Daniel D'Amato, both of whom are directors of PMI and Mr. Black is the Chairman of PMI.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   No

5. Number and class of securities of the reporting issuer you beneficially own:

   Almonty owns 5,646,630 common shares.

Distribution

6. Number and class of securities you propose to sell:

   Up to 120,000 common shares.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

   The shares may be sold on the TSX Venture Exchange, or in private transactions or in a combination of such transactions.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date April 23, 2007

Almonty LLC
Your name (Selling security holder)

"Lewis Black"
Your signature (or if a company, the signature of your authorized signatory)

Lewis Black
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

82-35031

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Autorité des marchés financiers
Tour de la Bourse
800 square Victoria
C.P. 246, 22e étage
Montréal, Québec H4Z 1G3
Attention: Responsible de l'accès à l'information

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Completes €9.1 Million in Mine Improvements

May 3, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. ("Primary" or the "Company") is pleased to report the completion of planned mine improvements at its Panasqueira tungsten mine in Portugal. Capital expenditures on improvements totalled €9.1 million (C$13.7 million) over the past two fiscal years and included major acquisitions of new mining and processing equipment, as well as development of the new underground D9 mine ramp to access new tungsten reserves.

The commitment to these improvements over the past two years has created a solid foundation for the continued long-term operation of the mine. Management's decision has been justified by the recent announcement of increased tungsten reserves at the mine *(see News Release dated March 29, 2007)*. The combined proven and probable reserves and indicated resources now total over five million tonnes with a grade of 0.261% WO_3 (tungsten trioxide) containing 1.34 million MTU of WO_3 *(1 MTU = 1 Metric Tonne Unit or 10 kilograms. The current tungsten price is around US$260 per MTU)*. There is also an additional inferred resource and extensive exploration potential at Panasqueira.

Planned expenditures for the fiscal year ending March 31, 2008, are budgeted at €800,000 (C$1.2 million), a significant reduction in cash requirements compared to the previous two years. Capital expenditures include purchases of minor equipment, improvements in underground mine crushing and development activities, building maintenance and miscellaneous items.

Capital expenditures during the past two years have included acquisition of Europe's largest fleet of low profile underground mining equipment including six low profile LHD (load, haul, dump) units and five low profile underground jumbo drilling rigs. The fleet is now fully operational on Level 3 of the mine, the main production level, and the original equipment is being used on mine Level 2.

A new development programme to access new tungsten ore has been addressed with the completion of the D9 ramp between Levels 2 and 3 of the mine. Historically, development work at the mine had been neglected due to limited cash flow during an extended period of low tungsten prices. This situation has now been resolved, with tungsten prices tripling since 2004.

The underground mine hoist has been refurbished with new cables and the underground conveyor belt has been replaced. A new fine ore storage bin has also recently been completed that triples the ore storage capacity for the process plant.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

82-35031

The process plant has been refurbished and new equipment, including a Knelson concentrator, a hydrosizing unit, roll crusher and new duplex tungsten concentrating tables, and extensive pumps, pipes and spare parts have been provided to improve the mill efficiency and operating schedules.

Management is confident in the improved performance and efficiency of the mine and processing plant and has taken further steps to improve the profitability of the operation *(see News Release dated March 15, 2007)*. As a result of the reduced requirement for development work, the labour force at the mine has been reduced from 315 to 285 with plans for further reduction to 265 by the end of 2007. Greater selectivity of mining will be possible with the new equipment and the completion of the D9 development ramp, and an increase in mined ore grade is expected compared to recent levels. Tungsten prices remain strong and management anticipates some increase in demand and tungsten price in the future. Overall, these factors should combine to result in improved profitability, as well as an extended life, at the Panasqueira tungsten mine.

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing some 100,000 MTUs of tungsten trioxide in concentrates per annum. Tungsten is currently trading at around US$260 per MTU. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Announces Wind Generation Project

May 7, 2007 **Symbol: PMI – TSX Venture**

Primary Metals Inc. (the "Company") is pleased to announce that Enernova - Novas Energias SA, ("Enernova") a subsidiary of Electricidad de Portugal, ("EDP"), the sole transmitter and largest producer and distributor of electricity in Portugal, will commence construction of eolic wind energy generators on the Company's property in central Portugal. Construction is planned to start in the first quarter of 2008 and will include six or seven 2-megawatt generators, which will be located on hilltop land to the north of the Company's Panasqueira tungsten mine. The electrical power generated will be directed to the national grid.

Under the terms of the agreement, originally signed in July 2001, Enernova will pay the Company's wholly owned subsidiary, Beralt Tin and Wolfram (Portugal) S.A. ("Beralt"), €65,000 (CDN$100,000) upon the start of construction. A further €500,000 (CDN$750,000) will be payable upon start-up of the generators, scheduled for the first quarter of 2009.

Beralt has been receiving €4,000 (CDN$6,000) per annum to reserve the area for Enernova's use since 2001. After start-up and during the 25-year term of the contract, Beralt will be paid €27,500 (CDN$41,000) annually plus a further €2,000 (CDN$3,000) per megawatt of installed capacity.

Primary Metals Inc., through Beralt, owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing some 100,000 MTUs of tungsten trioxide in concentrates per annum. Tungsten is currently trading at around US$260 per MTU. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

82-35031

PRIMARY METALS INC.

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

END